January 14, 2009

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Borders Group, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
Filed April 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
Forms 10-Q for Periods Ended May 3, August 2 and November 1, 2008
Filed June 6, September 5 and December 11, 2008
File No. 1-13740

Dear Mr. Owings:

We have reviewed the comments set forth in your letter dated December 18, 2008.  Those comments, along with our responses, are set forth below.  Please note that the proposed disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.
Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  For example, we note your statements in risk factors that you have experienced declines in operating income over the last three years and that you expect mall traffic to be sluggish for the foreseeable future.  Discuss whether you expect these trends to continue.  Also, in light of these trends, provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail economic or industry-wide factors relevant to your business and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management are most focused for both the short and long term, as well as the actions management is taking to address those opportunities, challenges and risks.  For example, we note your disclosures regarding business strategy.  However, it is unclear what challenges and risks that your strategy is intended to address.  See Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at www.sec.gov/rules/interp/33-8350.htm.

Response:  We will revise our future filings as suggested. An example of how we would revise our disclosure based upon current circumstances is set forth below. However, we have recently announced significant management changes and the new management will be assessing many aspects of our business. Given this, our future disclosure may be significantly different than is currently contemplated, as it will be tailored to reflect known trends, etc. and our business strategy to deal with them at the time of filing.

Business Strategy

Our business strategy is designed to address the most significant opportunities and challenges facing the company.  In particular, our challenges include maturity in our primary product categories, an extremely competitive marketplace (including both store-based and online competitors) and product formats that are evolving from physical formats to digital formats.  These factors, among others, have contributed to declines in our comparable store sales measures and in our sales per square foot measures over the last several years.  These declines have, in turn, negatively impacted profitability.

The U.S. book retailing industry is a mature industry, and growth has slowed in recent years.  Books represent our primary product category in terms of sales.  Although the U.S. market has the capacity to accommodate additional book superstores, we believe that there is greater near-term opportunity in improving the productivity of existing superstores and in enhancing Internet-based sales channels.  In particular, we see potential in combining the greater selection offered by Internet retailing with the inviting atmosphere of a physical store.

We believe that Web-based retailing will continue to increase in popularity and market share as a distribution method for physical book, music, and movie merchandise.  In addition, the Internet has enabled changes in the formats of many of the product categories we offer.  Sales of music in the physical compact disc format, for example, have declined over the past several years, as consumers have increasingly turned to digital downloads of music.  This trend, which we expect to continue, is also beginning to manifest itself in the book and movie categories.  The shift toward digital formats represents a tremendous opportunity for us as we continue to strengthen our Web-based capabilities.

Our physical stores, however, remain integral to our future success.  The environment in which our stores operate is intensely competitive and includes not only Internet-based retailers and book superstore operators, but also mass merchants and other non-bookseller retailers.  Because of this, the industry has experienced significant price competition over the last several years, which has decreased gross margin percentages for us and some competitors.  We anticipate that these trends will continue, rewarding those who can differentiate themselves by offering a distinctive customer experience, and who can operate efficiently.  Therefore, we remain dedicated to the operational improvement of our stores and offering our customers a rich shopping experience in a relaxing, enjoyable atmosphere.

The principal components of our strategic plan are as follows:

Grow comparable store sales and profitability in Borders Superstores. We are focused on improving key retailing practices at our superstores, including increasing effectiveness of merchandise presentation, improving assortment planning, replenishment and supply chain effectiveness, and ensuring consistency of execution across the chain. A key element of this strategy has been the development of a concept store, of which there are 14 in operation. The concept store includes the implementation of “destination businesses” within certain of our most popular categories, which will help to distinguish our domestic superstores from competitors. The concept store also includes a Seattle’s Best Coffee cafe and a Paperchase shop, which continue to be drivers of both sales and increased profitability for their categories. We plan to implement select features of the concept store in our existing superstores based on financial analysis of costs and benefits.

To address declining sales in the music category, as well as increasing space available for improved merchandise presentation and expansion of higher margin categories, we have reduced inventories and reallocated floor space in our stores and will continue to do so as appropriate.  In general, this has resulted in greater space being allocated to books and gifts and stationery.  We are also exploring additional product categories that would complement and expand our existing offerings.

Also, we continue to develop our loyalty program, Borders Rewards, which has grown to over 30 million members. We will continue to focus on increasing the profitability of the program, on driving revenue through partnerships with other organizations, and increasing sales by employing customer data to tailor promotions that meet specific customer needs and interests.

As a result of our focus on existing stores and the need to preserve liquidity, we plan on effectively curtailing our new store program.  In addition, we continue to evaluate the performance of existing stores, and additional store closures could occur in cases where our store profitability goals are not met.

Right-size the Waldenbooks Specialty Retail business. The Waldenbooks Specialty Retail segment has generally experienced negative comparable store sales percentages for the past several years, primarily due to an overall decrease in mall traffic, sluggish bestseller sales and increased competition from all channels. Although we expect that comparable store sales percentages will continue to decrease over the next few years, we believe that the Company has the potential to operate mall-based stores profitably.  An important element of this strategy is the signing of short-term lease agreements for desirable locations, which enables us to negotiate rents that are responsive to the then-current sales environment.  We will, however, continue to close stores that do not meet our profitability goals, a process which could result in additional future asset impairments and store closure costs.  We have recently increased the store profitability targets required for store lease renewals, which could also lead to increased numbers of asset impairments and store closures.

These measures are expected to improve sales, profitability and free cash flow in the long term. We will retain stable mall-based locations that meet acceptable profit and return on investment objectives and in those stores, change product assortment and formats to drive sales and profitability.

Leverage innovation, technology and strategic alliances to differentiate our business. We will continue to drive sales to our recently-launched Web site, Borders.com, and continue our efforts to integrate the site with our physical stores.  Borders.com launched in May of 2008, and in-store e-commerce kiosks were introduced into Borders stores during the fourth quarter of 2008.  This strategy creates a distinctive, cross-channel experience for customers, allows us to engage in key partnerships that are expected to build incremental revenues and margins, and enables the connection of e-commerce sales to the Borders Rewards loyalty program.

Borders.com also provides us a platform for delivering digital content to customers.  Although we currently offer a limited selection of digital downloads, we plan continued investment to broaden and enhance such offerings.

Explore strategic alternatives in the International segment. In order to focus on our domestic business, we will continue to opportunistically explore strategic alternatives for our Paperchase business, based in the U.K.  Currently, however, financing markets are making this process challenging.

We do believe that the Borders brand has global potential, and that future International growth, if pursued, will most profitably utilize a franchise business model, which we have applied successfully in Malaysia and the United Arab Emirates.

We believe that fiscal 2009 will be challenging for retailers due to continued uncertainty in the economic environment, and as a consequence we will sharpen our focus on maximizing cash flow and profitability. We plan to reduce capital spending by investing only in projects with short paybacks and high returns, and expect capital expenditures in 2009 to total approximately $XX.X million(1), which is significantly lower than 2008 (totaling approximately $XX.X million(1)). In addition, we will continue to review all cost structures with the goal of reducing expenses, and will continue to reduce working capital needs by further driving inventory productivity, thus improving cash flow and lowering supply chain costs. Driven by these factors, we expect to reduce expenses, including corporate, stores and distribution expenses, by $XX.X million(1)  in 2009.

We anticipate that such cost- and cash-savings measures will improve both profitability and liquidity in 2009 as compared to 2008, as we are forecasting 2009 sales trends to be consistent with those seen in 2008.  However, we expect certain liquidity constraints in 2009, which are discussed further in the “Liquidity and Capital Resources” portion of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(1) Amount will be provided in our Form 10-K for the year ended January 31, 2009.

Liquidity and Capital Resources, page 36

2.
Please disclose the funding available under the credit agreement and discuss your ability to meet your cash requirements over both the short and long-term in light of known material trends or uncertainties related cash flow, capital resources, capital requirements, or liquidity.  Please also discuss the types of financing that are, or are reasonable likely to be, available in the event the financing available from the credit agreement and the Pershing Square financing are not sufficient to meet your cash needs in both the short and long-term.

Response:  We included expanded liquidity and financing disclosures in our Form 10-Q for the Quarterly Period Ended November 1, 2008 and will incorporate similar disclosures (updated for current events) in our Form 10-K for the year ended January 31, 2009 and subsequent filings.  The disclosures contained in the Form 10-Q referred to above were as follows:

We plan to operate our business and execute our strategic initiatives principally with funds generated from operations, financing through the Credit Agreement and the Pershing Square financing agreement, potential monetization of our investment in the Paperchase U.K. business, and other sources of new financing as deemed necessary. As of the third quarter of 2008, however,  through our investigation of strategic alternatives, we have determined that the debt and equity capital markets are currently unavailable to us based on current market conditions. In addition, our liquidity is impacted by vendor credit levels, which we rely on to finance approximately 48% of our inventory (calculated as trade accounts payable divided by merchandise inventories). We are working closely with vendors to reduce inventory levels to improve our performance and to operate within credit levels acceptable to the vendors. Based on current internal sales projections and current vendor credit levels, we believe that our current financing agreements, as well as other initiatives to maximize cash flow, will allow us to be fully funded during fiscal 2008, where absent these measures, liquidity issues may otherwise have arisen during the year. Going forward, we will continue to focus on strengthening our balance sheet, and will review cost structures with the goal of further reducing expenses to improve profitability, reduce working capital needs, drive inventory productivity and, if available, pursue additional financing.

We will also supplement our future liquidity and financing disclosures to address our long-term cash requirements, based upon the circumstances that exist as of our future filing dates.

We will also disclose the funding available under the Credit Agreement, substantially as follows:

At January 31, 2009, the funding available under the Credit Agreement was $XX.X million(1).  This amount, however, is not necessarily indicative of our future funding capacity, due to the substantial fluctuation in this amount throughout the year and within a given month.  This amount varies not only in response to seasonal factors, such as the accumulation of inventory in advance of the holiday selling season, but also due to day-to-day operating factors, such as the timing of payments to vendors.  These factors, among others, can significantly impact the amount of funding available on any given day.

(1) Amount will be provided in our Form 10-K for the year ended January 31, 2009.

3.
Please expand your discussion of cash flows from operating activities to cover the three-year period covered by the financial statements and provide an analysis of the underlying reasons for material changes in operating cash flows, including components of working capital, for the years presented.  The discussion should include insight into the primary drivers and other material factors necessary to an understanding of cash flows and indicative value of historical cash flows.

Response:  We will revise future annual and quarterly filings as suggested.  Such disclosure for the comparison of 2007 to 2006 is as follows (substantially similar disclosure will be made for each of the three years presented):

Cash flow from operating activities of continuing operations increased $62.8 million, or 162.3%, to $101.5 million in 2007 from $38.7 million in 2006.  This was primarily due to cash provided by a decrease in inventories (net of accounts payable) in 2007 compared to cash used for an increase in inventories (net of accounts payable) in 2006.  This change was driven by a reduction in the investment in music inventory in our superstores and the closure of underperforming mall stores in 2007.  Also contributing to the increase in operating cash flow was decreased cash used for taxes payable in 2007 as compared to 2006, primarily due to variations in the adjustments to each year’s pre-tax loss for temporary and permanent differences.  These items were partially offset by an increased operating loss in 2007 (see discussion of our operating results under the caption “Results of Operations”).  In addition, we experienced a lower increase in accrued payroll and other liabilities, primarily due to the timing of payments to employees and lower non-cash charges for depreciation, asset impairments and other writedowns in 2007 as compared to 2006.

Off-Balance Sheet Arrangements page 39

4.
With respect to your off-balance sheet arrangements, please provide additional disclosure regarding the business purpose of the arrangement and the importance to the company of the arrangement with respect to your liquidity, capital resources, market risk support, credit risk support or other benefits.  See Item 303(a)(4)(i) of Regulation S-K.  Please include this additional disclosure in future filings on Forms 10-Q as well.

Response:  We will revise our future filings substantially as follows (changes from our existing disclosures are underlined):

Off-Balance Sheet Arrangements

At November 1, 2008, we are the primary beneficiary of two variable interest entities (“VIEs”), due to our guarantee of the debt of these entities. These entities were established by third-party developers to own, construct, and lease two of our store locations.  To refinance the debt associated with the construction of these stores, we were required to guarantee the debt of these two entities.  As a result, we consolidate these VIEs and have recorded property and equipment, net of accumulated depreciation, of $4.8 million, long-term debt (including current portion) of $5.1 million and minority interest of $0.3 million at November 1, 2008.  The existence of these VIEs does not significantly impact our liquidity, capital resources or market risk support, or confer significant benefits to us.

As discussed previously, we guarantee the leases of four stores that we previously owned in Australia and New Zealand. These guarantees were required by certain of our landlords as conditions of the leases upon inception, and were not impacted by our disposition of our Australian and New Zealand operations.  The maximum amount of potential future payments under these guarantees (undiscounted) is approximately $13.7 million. We have recorded a contingent liability of approximately $0.7 million based upon the likelihood that we will be required to perform under the guarantees. Also under the terms of the sale agreement, we provided certain tax indemnifications to the Purchasers, with the maximum amount of potential future payments (undiscounted) totaling approximately $5.1 million. We have recorded a contingent liability of $3.8 million based upon the likelihood that we will be required to perform under the indemnifications.

We also guarantee the leases of four stores that we previously owned in the U.K. and Ireland. These guarantees were required by certain of our landlords as conditions of the leases upon inception, and were unrelated to our disposition of operations in the U.K. and Ireland.  The maximum potential liability under these lease guarantees is approximately $137.5 million. The leases provide for periodic rent reviews, which could increase our potential liability. One of the applicable lease guarantee agreements provides that the guarantee will automatically terminate if Borders U.K. Limited achieves a specified level of net assets. This potential limitation has not been considered in calculating the maximum exposures set forth above. In addition, in the event of a default under the primary leases and the landlord does not require us to take a new (replacement) lease, the landlord would have an obligation to attempt to re-lease the premises, which could further reduce our potential liability. At November 1, 2008, we have reserved $10.3 million based upon the likelihood that we will be required to perform under these guarantees.

We also have agreed to indemnify the purchasers of the U.K. and Ireland operations from the tax liability, if any, imposed upon it as a result of the forgiveness of the portions of intercompany indebtedness owing from us. The maximum potential liability is approximately $8.9 million, and we have recorded a liability of approximately $3.6 million based upon the likelihood that we will be required to perform under the indemnification.

The various guarantees and indemnifications related to our Australian, New Zealand, U.K., and Ireland businesses are not currently expected to significantly impact our liquidity, capital resources or market risk support, or confer significant benefits to us.  If, however, we are required to perform under these obligations, there is the potential for a significant adverse impact on our liquidity.

Significant Contractual Commitments, page 39

5.
Please include a discussion of your cash requirements for items such as interest on credit agreement borrowings and taxes, insurance and other charges payable under operating lease agreements to the extent material to your cash requirements.

Response:  We will revise future filings as suggested.  Such disclosure will be substantially as follows:

The table above excludes any amounts related to required interest payments on the Credit Agreement, which are expected to range from $XX.X million(1) to $XX.X million(1) in fiscal 2009.  This range was developed using the interest rate in effect at January 31, 2009 and utilized estimates of the amount and timing of borrowings and payments.  Currently, we are required to pay interest on Credit Agreement borrowings when various short-term tranches mature.  At any given time we have multiple outstanding tranches with various principal amounts, interest rates and maturity dates.  Due to these factors, as well as the uncertainty of future borrowing amounts and rates, we cannot make a reasonably reliable estimate of the cash required to pay interest on Credit Agreement borrowings in years beyond fiscal 2009.  We paid $XX.X million(1) and $XX.X million(1) of interest on Credit Agreement borrowings in fiscal 2008 and 2007, respectively.

The table above also excludes any amounts related to taxes, insurance and other charges payable under operating lease agreements, which are expected to range from $XX.X million(1) to $XX.X(1) million in fiscal 2009.  This range was based on the historical trend of these expenses, as adjusted for store activity.  Because of the future variability of these amounts, which are dependent on future store count and ongoing negotiations with our landlords, among other things, we cannot make a reasonably reliable estimate in years beyond fiscal 2009.  We paid $XX.X million(1) and $XX.X million(1) related to these expenses in fiscal 2008 and 2007, respectively.

(1) Amount will be provided in our Form 10-K for the year ended January 31, 2009.

Critical Accounting Policies and Estimates, page 40

6.
Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonable expect will have a material impact on financial conditions and operating performance and on the comparability of reported information among periods.  Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  In doing so, please revise to identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material.  Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  We will revise future filings as suggested.  An example of such disclosure (for the carrying value of our inventory) follows:

Inventory

The carrying value of our inventory is affected by reserves for shrinkage, markdowns and non-returnable inventory.

Projections of shrinkage are based upon the results of regular, periodic physical counts of our inventory, and shrinkage reserves are adjusted as warranted based upon the trends yielded by those physical counts. Shrinkage percentage estimates are applied against the dollar value of our inventory balances to calculate the reserves.  Historically, the variation of those estimates to observed results has been insignificant, and although possible, significant variation is not expected in the future.  If, however, our estimated shrinkage percentages varied by 10% of their values, the carrying amount of inventory would change by $XX.X million(1) (based on the inventory balance at January 31, 2009).

Our reserves for the markdown of inventories below cost and for non-returnable inventories also utilize estimated percentages, which are applied against the dollar value of our inventory balances to calculate the reserves.  These estimated percentages are based upon our expected markdown strategies and our inventory aging analyses.  Historically, the variation of those estimates to observed results has been insignificant, and although possible, significant variation is not expected in the future.  If, however, our markdown and non-returnable estimated percentages varied by 10% of their values, the carrying amount of inventory would change by $XX.X million(1) (based on the inventory balance at January 31, 2009).

(1) Amount will be provided in our Form 10-K for the year ended January 31, 2009.

We will also revise our disclosures relating to our other critical accounting estimates in accordance with the Staff’s comment.

Item 8. Financial Statements and Supplementary Data, page 44

Note 6 – Contingencies, page 59

7.	Please give an estimate of the possible loss or range of loss or state that such an estimate cannot be made for each of the litigation matters disclosed. Refer to paragraph 10 of SFAS 5.

Response:  We disclosed three litigation matters in Note 6: the California overtime litigation, the Gerlinger litigation and the sales tax litigation.  Our original disclosure in Note 6 included discussion of the final settlement of the California overtime litigation.

Subsequent to our most recent Form 10-Q filing, the Gerlinger litigation was dismissed without liability to us.

Relating to the sales tax litigation, we cannot reasonably estimate the amount or range of potential loss at this time. The complaint covers time periods both before and during the period that Amazon operated Borders.com, and the complaint contains broad allegations that cover both the Company and Amazon without specifying the total amount sought or the allocation of alleged responsibility between Amazon and the Company.  We will include disclosure to this effect in our future filings.

Note 7 – Debt, page 60

8.	Please disclose the amount of retained earnings or income restricted or free from restriction under the terms of the credit facility. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:  There is no restriction of retained earnings or income under the terms of the credit facility.  We will disclose this in future filings.

Note 10 – Stock-Based Compensation Plans, page 62

9.
Please clarify your disclosure regarding the vesting of discounts on common stock acquired under the 2004 Plan as it unclear why recognition of the discounts on a straight-line basis over the period during which the shares are restricted from sale or transfer complies with paragraph 39 of SFAS 123(R).

Response:  The period during which the shares are restricted from sale or transfer is the same period over which potential gains from discounts on the shares vest. Employees whose employment with us terminates prior to the end of the restriction period either (1) forfeit any potential gain on the shares, including any gain attributable to the initial discount, or (2) forfeit a percentage of any potential gain (including any gain attributable to the initial discount) equal to the number of months of employment completed during the restriction period divided by the total months in the restriction period. Circumstance (1) applies if an employee voluntarily terminates their employment or we terminate their employment with cause. Circumstance (2) applies if we terminate an employee without cause.

Based upon the terms of the plan as described above and the provisions of paragraph 39 of SFAS 123(R), we believe expensing of the restricted shares’ discount on a straight-line basis over the restriction period is appropriate.

We recognized pre-tax expense of $0.2 million, $0.2 million and $0.3 million related to the discounts on common stock granted to our senior management in fiscal 2007, 2006, and 2005, respectively.  The amount of expense deferred (and recorded on our balance sheet) related to these shares at February 2, 2008 totaled $0.2 million.

10.
Please disclose total compensation cost for share-based payment arrangements and related tax benefits for each year presented.  Refer to paragraph A240g of SFAS 123(R).  In addition, please tell us how you classify stock-based compensation cost in the statements of cash flow.

Response:  We will revise our disclosure in future filings as suggested. Such disclosure of the total compensation cost for share-based payment arrangements for each year presented is as follows:

Under FAS 123(R), the Company recognized stock-based compensation expense of $3.2 million, or $0.05 per share, net of a $2.0 million tax benefit, for the year ended February 2, 2008, and expense of $2.4 million, or $0.04 per share, net of a $1.5 million tax benefit, for the year ended February 3, 2007.  Prior to 2006, the Company applied the provisions of APB No. 25, and recorded expense related to stock-based compensation of $0.7 million, or $0.01 per share, net of a $0.4 million tax benefit, for the year ended January 28, 2006.

We have classified stock-based compensation cost as a financing activity in the statements of cash flows; however, we have determined that classification as an operating activity is more appropriate.  In future filings, we will reclassify the related amounts for each of the years presented.  The amount of this reclassification is immaterial.

11.
Please disclose the number and the weighted average grant date fair value of non-vested stock and stock units at the beginning and end of the most recent year and those vested or forfeited during the year.  Refer to SFAS 123(R), paragraphs A240b(2) and A240f.

Response:  We will revise future filings as suggested.  Such disclosure will be substantially as follows:

A summary of the non-vested stock and stock units follows (number of shares in thousands):

All Plans	Number of Shares	Weighted- Average Grant DateFair Value
Outstanding at February 3, 2007	172	$21.96
Granted	231	19.44
Vested	67	18.39
Forfeited	29	20.49
Outstanding at February 2, 2008	307	21.33

Note 11 – Acquisition of Paperchase Products, Ltd., page 65

12.
Please tell us how the fiscal 2006 goodwill impairment charge is classified in the income statement.  In future filings please disclose goodwill impairment losses as a separate line in the income statement.  Refer to paragraph 43 of SFAS 142.

Response:  The fiscal 2006 goodwill impairment charge relating to Paperchase is classified as a component of “Asset impairments and other writedowns” in the Company’s consolidated statements of operations.  We will disclose goodwill impairment losses as a separate line item in the statements of operations in future filings.

Note 13 – Segment Data, page 66

13.
Please tell us the factors you use to identify reportable segments, including the basis of organization and whether operating segments have been aggregated.  Please also tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance.  Refer to paragraphs 10-15 of SFAS 131.  If you aggregate operating segments, please tell us the operating segments that are aggregated and why you believe the segments have similar economic characteristics, including a discussion of gross margins among operating segments aggregated into reportable segments.

Response:  Based upon the definition of an operating segment per paragraph 10 of SFAS 131, our operating segments are Borders Superstores, Borders Specialty Retail, and International.  All of these engage in business activities (primarily the operation of retail stores selling book or entertainment-related merchandise) that generate revenues (primarily from merchandise sales) and incur expenses (primarily from cost of sales, store payroll, and other store operating costs).

In addition, the Company’s chief operating decision maker (CODM), a role that is filled by our Chief Executive Officer (CEO), regularly reviews operating results at this level.  Our CEO reviews discrete financial information for each of the Borders Superstores, Borders Specialty Retail, and International operating segments, and regularly discusses segment performance with the segment managers (who report directly to the CEO).  Information is given to the CEO only on this operating segment basis.  Our CEO assesses performance and makes decisions to allocate resources to these operating segments separately.

The Borders Superstores, Borders Specialty Retail and International segments all meet one or more of the quantitative thresholds as defined in paragraph 18 of SFAS 131, and are required to be separately disclosed.  Therefore, no operating segments are aggregated for reporting purposes.

Note 14 – Discontinued Operations

14.	Please tell us the rationale behind your decision to attribute only a nominal value to your equity interest in Bookshop Acquisition Ltd. and to the loan notes.

Response:  We made this determination based upon the following factors, primarily relating to our experience of operating the disposed business and our limited understanding of the purchaser’s financing of the transaction:

•
We had experienced difficulty in achieving sustained profitability when operating the disposed entities prior to their disposal, and did not expect substantial improvement under the purchaser’s control.

•
We had recorded significant long-lived asset and goodwill impairments related the disposed business in fiscal 2006 (while it was still a part of the Company), totaling $125.6 million, and by the time of the business’ disposal in fiscal 2007, business conditions had deteriorated further.

•	We recorded a significant loss on the disposal of the business, totaling $125.7 million.

•	The purchaser financed a substantial portion of the transaction through debt.

As a result, we determined that there was substantial risk in the purchaser’s ability to perform under the terms of the loan notes, and that the realizable value of our equity interest was not substantial.  For these reasons, we assigned only a nominal value to the instruments.

Form 10-Q for Fiscal Quarter Ended November 1, 2008

15.	Please address the above comments as applicable in future filings.

Response:  We will revise future filings as applicable.

Note 6 – Discontinued Operations

16.
Please show us your tests to determine whether the businesses sold on June 10, 2008 met any of the conditions in Rule 1-02(w) of Regulation S-X requiring you to furnish pro forma financial information pursuant to Rule 3-05(b)(2) of Regulation S-X and Items 2.01 and 9.01 of Form 8-K.

Response:  At the time of the sale, we evaluated whether our Australia, New Zealand and Singapore businesses met any of the conditions of Rule 1-02(w) Regulation S-X, requiring us to furnish pro forma financial information for a significant subsidiary.  Per Rule 1-02(w) Regulation S-X, a significant subsidiary is a subsidiary which meets any of the following conditions (all calculations were performed as of our most recent fiscal year end, February 2, 2008):

a.
The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

Test result:
Total investment in and advances to the
disposed businesses                                                                $          57,384,000
Total assets of the Company                                                              $     2,302,700,000
Percentage                                                                                                                    2.5%

b.
The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

Test result:
Total assets of the disposed businesses                                          $         156,551,000
Total assets of the Company                                                               $     2,302,700,000
Percentage                                                                                                                     6.8%

c.
The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year. For purposes of making the prescribed income test the following guidance should be applied:

1.
When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

Test result:
Pre-tax income of the businesses sold                                           $            3,700,000
Pre-tax loss of the Company (excluding
pre-tax income of the businesses sold)                                          $        (40,000,000)
Percentage                                                                                                                 9.3%

As demonstrated above, the Australia, New Zealand and Singapore businesses did not meet any of the three conditions of Rule 1-02(w) Regulation S-X.

17.
Please tell us the gain or loss recognized on the sale of the businesses sold on June 10, 2008 and the nature, and amounts of any adjustments to amounts previously reported in discontinued operations and the circumstances giving rise to the adjustments.  Please provide the disclosures in paragraphs 44 and 47 of SFAS 144 in future filings.

Response:  We will revise future filings as suggested.  Such disclosure, based upon the requirements of paragraphs 44 and 47 of SFAS No. 144, is as follows:

The sale of the Australia, New Zealand and Singapore businesses resulted in a loss on disposal of $1.0 million, net of a $3.1 million tax benefit.  This loss is $3.2 million higher than our originally reported gain, which was calculated in the second quarter of 2008.  The $3.2 million adjustment relates to the finalization of an estimate of additional proceeds to be received for changes in working capital subsequent to the sale date.  The amount of the additional reimbursement was finalized in the third quarter of 2008.

Note 8 – Pershing Square Financing Arrangement

18.	Please disclose the settlement alternatives of the warrants issued to Pershing Square, including who controls the settlement alternatives. Refer to paragraph 50 of EITF 00-19.

Response:  We will revise future filings substantially as follows:

Except as otherwise noted, the warrants will be settled in exchange for shares of the Company’s stock, and will be settled at such time determined by the warrants’ holder.  In the event of a Public Stock Merger (defined as a business combination pursuant to which all of the outstanding common stock of the Company is exchanged for, converted into or constitute solely the right to receive common stock listed on a national securities exchange) the Company may elect to (i) keep all the unexercised warrants outstanding after the Public Stock Merger, in which case the warrants will remain outstanding, or (ii) cause the outstanding warrants to be redeemed for an amount in cash equal to the Cash Redemption Value of the warrants. The Cash Redemption Value in respect of each warrant means (1) its fair value, as determined by an independent financial expert mutually agreed by the Company and the person holding the greatest number of warrants, using standard option pricing models for American style options; plus (2) interest on such fair value from the consummation of the Public Stock Merger to the payment date at the rate of 10% per annum. Upon the occurrence of any change of control other than a Public Stock Merger, or a delisting of the Common Stock underlying the warrants, each holder of warrants may elect to (i) keep such warrants outstanding, or (ii) require the Company to redeem the warrants for an amount in cash equal to the Cash Redemption Value.

19.
Please tell us how you determined the fair values of each of the instruments issued in the Pershing Square financing transaction.  In addition, please disclose the assumptions used to determine the fair value of the warrants and the backstop purchase offer on the date of issuance and the value of the warrants at the most recent balance sheet date.

Response:

Warrants:  In accordance with SFAS 150, we recorded the value of the warrants at their fair market value, and used the Black-Scholes valuation model in the calculation of their fair value.  The assumptions used in the model to determine the $40.8 million fair value on the date of issuance were:

Warrant exercise price:                                                      $7.00 per warrant(1)
Stock price at issuance date:                                            $6.60 per share
Stock volatility:                                                                   38.18%(2)
Risk-free interest rate:                                                         3.21%(3)
Annual dividend yield:                                                           0%
Expected life:                                                                        6.5 years(4)

(1) Represents contractual value.

(2) Represents volatility over the period matching the warrants’ expected life.

(3) Represents the seven-year treasury note rate.

(4) Assumes that the warrants will be held the duration of their contractual lives.

At November 1, 2008 (the most recent balance sheet date), the warrants were valued at $13.5 million.  The decrease in fair value since the warrants’ issuance date is primarily due to the decrease in the Company’s stock price, which was $3.39 per share at October 31, 2008. The assumptions used in the calculation were:

Warrant exercise price:                                               $7.00 per warrant
Stock price at October 31:                                          $3.39 per share
Stock volatility:                                                            45.49%
Risk-free interest rate:                                                   3.25%
Annual dividend yield:                                                      0%
Expected life:                                                                  5.93 years

We will disclose the assumptions used in calculating the fair values of the warrants in future filings.

Senior Secured Loan:  The fair value of the loan was determined by discounting the contractual monthly interest payments and the principal over its term, utilizing an effective annual interest rate of 34.6%.  This rate was derived from a similar, competing financing offer that lacked any type of purchase offer option, as the presence of the purchase offer option in the derivation of the Pershing Square-specific effective interest rate prevented an effective interest rate from being calculated.

Purchase Offer Option:  The fair value of the purchase offer option was imputed based upon the cash received from Pershing Square, the fair values of the warrants and purchase offer option, and related items as follows:

Amounts in millions
Senior secured loan liability (face value)	$42.5
Less: Discount on senior secured loan	(7.2)
Fair value of senior secured loan	35.3
Add: Fair value of warrant liability	40.8
Less: Cash received	(38.5)
Less: Debt issuance costs	(3.9)
Equals: Purchase offer option	$33.7

Note 9 – Asset Impairments and Other Writedowns

20.
We note that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters, and that the sustained decline in your market capitalization was one of the factors which prompted you to perform an interim impairment test of goodwill.  Please provide us with a summary of your results in Step 1 and Step 2, if applicable, of the impairment test.  In addition, tell us how you reconcile the fair value of your reporting units based on discounted cash flows to your market capitalization.

Response:  We prepared our Step 1 goodwill impairment test by calculating an estimate of the fair value of our reporting units.  Fair value is principally estimated using a discounted cash flow model which depends on, among other factors, estimates of future sales and expense trends, liquidity and capitalization. The discount rate used approximates the weighted average cost of capital of a hypothetical third party buyer.

Based on our discounted cash flow model, fair value was calculated as follows:

Domestic Borders Superstores(1)                                                                        $   843,931,000
All other reporting units                                                                                      $   184,223,000
Total consolidated fair value                                                                      $1,028,154,000

(1) Goodwill related to domestic Borders Superstores represents approximately 99.5% of the Company’s total consolidated goodwill balance.

We corroborated this estimate of overall fair value with those calculated by a third party utilized in our exploration of strategic alternatives during the second and third quarters of fiscal 2008.

The calculated fair value for the domestic Borders Superstores was then compared to the carrying value of the assets of the segment, as follows:

Domestic Borders Superstores fair value                                                      $   843,931,000
Domestic Borders Superstores carrying value
(including goodwill)                                                                         $   708,988,000
Excess                                                                                                                $   134,943,000

Because the implied fair value of the domestic Borders Superstores’ goodwill exceeded its carrying value, no Step 2 testing was necessary at the end of the third quarter of 2008.

We then compared the summation of all the fair values of all our reporting units to our consolidated market capitalization, as follows:

Total consolidated fair value                                                                           $1,028,154,000
Less: Total debt                                                                                                 $   523,972,000
Calculated value of equity                                                                       $   504,182,000
Market capitalization (at Nov. 1, 2008)                                                           $   205,227,000
Excess of calculated value of equity over market
  capitalization (at Nov. 1, 2008)                                                                       $   298,955,000

We believe that there are a number of facts and circumstances which are responsible for the disparity between the calculated value of equity and our market capitalization.

The market price of our stock decreased significantly from $6.64 per share on October 1, 2008 to $3.39 per share on October 31, 2008.  We did not issue any significant, new information during this period (in the form of press releases, SEC filings, or other forms of public comment), nor were we aware of information from sources external to the company that would have significantly impacted our stock price.  In addition, the stock prices of other companies in our industry declined markedly (including Barnes & Noble, Inc. and Books-A-Million, Inc.), as did those in many other industries during this time.  Therefore, we believe that the decline in our stock price that occurred during the month of October was principally the result of the extraordinary turmoil in the credit and stock markets, and its anticipated impact on global economies (commonly referred to as the “credit crisis”).  This crisis had an anomalous, negative impact on our stock price as of our November 1, 2008 interim testing date, and contributed to the disparity between the calculated value of equity and our market capitalization.

In addition, SFAS No. 142 indicates that a control premium, the additional amount an acquiring entity is willing to pay for a controlling interest versus the amount an investor would be willing to pay for a non-controlling interest, may cause the fair value of a reporting unit to exceed its market capitalization.  The control premium implied by our average market capitalization from August 27, 2008 through November 1, 2008 was approximately 46%, which appears reasonable considering the significant decline in our market capitalization during the period.  For purposes of estimating our control premium, we used the average market capitalization (from August 27th through November 1st) of our stock rather than the market capitalization at a single date in an effort to obtain a more representative estimate.  August 27th represents the day after our second quarter earnings release, and November 1st represents the end of our third quarter.  In light of the excess of calculated value of equity over market capitalization, we re-challenged the projections and assumptions used in our discounted cash flow model and concluded that they were reasonable and appropriate.

Another contributing factor to the discrepancy between the calculated value of equity and our market capitalization is the concentration of ownership of our shares.  At November 1, 2008, Pershing Square Capital Management, L.P. owned approximately 18.0% of our shares, and five institutions (including Pershing Square) owned approximately 42.2% of our shares.  This significant concentration of ownership limits the relative liquidity of our stock, and therefore exaggerates fluctuations in the share price.

These factors, taken together, led us to the conclusion that the excess of the calculated value of the Company’s equity over the market capitalization was reasonable, as was the estimate of our reporting units’ fair value, which was additionally supported by estimates of fair value provided by a third party.

Subsequent to November 1, our stock price has continued to decline.  Furthermore, our business is highly seasonal and our results of operations depend significantly upon the holiday selling season in the fourth quarter.  This will be considered in our annual test of goodwill, which will take place in the fourth quarter of 2008.

Definitive Proxy Statement on Schedule 14A

Fees Paid to Independent Registered Public Accounting Firm, pages 24-25

21.
We note your disclosure on page 25 regarding the nature of services provided in return for the “Audit Related Fees” paid to Ernst & Young.  Considering such fees increased from $42,000 in 2006 to $2,457,938 in 2007, please provide further disclosure regarding the reasons for the increase in “Audit Related Fees.”

Response:  For future filings we will add the following disclosure:

The “Audit Related Fees” paid to Ernst & Young increased from $42,000 in 2006 to $2,457,938 in 2007 due to sale side accounting due diligence work that was performed in the U.K. and Australia in 2007 related to the sale of our U.K., Australia, New Zealand and Singapore bookstore operations.  We completed the sale of our U.K. bookstore operations in September of 2007 and completed the sale of our Australia, New Zealand and Singapore bookstore operations in June of 2008.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or concerns at (734) 477-4105.

Sincerely,

/s/ MARK R. BIERLEY
Mark R. Bierley
Executive Vice President,
Chief Financial Officer
Borders Group, Inc.